September 9, 2008

Victor K. Kurylak
President and Chief Executive Officer
First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, New Jersey 07701

> **Re: First Montauk Financial Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-33656**
> **Filed August 29, 2008**

Dear Mr. Kurylak:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1. As you know, currently comments are pending on your Form 10-K for the year ended December 31, 2007. We will not be in a position to clear the preliminary proxy statement until all comments on your 10-K have been resolved.

2. We note the disclosure on pages 4-5, which indicates that FMSC will eventually cease broker-dealer operations if the sale of assets to First Allied Securities is completed. Please revise the proxy statement to provide a more detailed description of the business of First Montauk and FMSC following the sale, including the remaining assets that you and your subsidiary will hold.

3. We note the statement on page 5 that First Montauk intends to use a portion of the proceeds from the asset sale to repurchase shares of its common stock in the open market. Please provide us with your analysis of whether the asset sale is a first-step in a going-private transaction under Rule 13e-3 of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Victor Digioia, Esquire (by facsimile)